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                                                                     Exhibit 8.3

FELDMAN FINANCIAL ADVISORS, INC.
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                                                   1725 K STREET, NW . SUITE 205
                                                            WASHINGTON, DC 20006
                                             (202) 467-6862 . FAX (202) 467-6963






      December 22, 1997



      Board of Directors
      Gaston Federal Savings and Loan Association
      245 West Main Avenue
      P.O. Box 2249
      Gastonia, North Carolina 28053-2249

      Gentlemen:

      It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of Gaston Federal Savings and Loan Association (the "Association"), pursuant to the Plan of Reorganization adopted by the Board of Directors of the Association, do not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.

      Such opinion is based on the fact that the subscription rights are acquired by the recipients without payment therefor, are nontransferable and of short duration, and afford the recipients the right only to purchase shares of common stock of Gaston Financial Corporation, the holding company formed to acquire all of the capital stock of the Association, at a price equal to its estimated aggregate pro forma market value, which will be the same price at which any unsubscribed shares will be sold in the community offering.

      Sincerely,


      /s/ Feldman Financial Advisors, Inc.

      FELDMAN FINANCIAL ADVISORS, INC.